Exhibit (a)(1)(L)
The Emmis Operating Company Benefits Committee
IMMEDIATE ATTENTION REQUIRED
May 16, 2005
Re:     Emmis Operating Company Profit Sharing Plan (“Plan”)
Dear Plan Participant:
      Emmis Communications Corporation (the “Company”) has initiated an offer (the “Offer”) to purchase for cash up to 20,250,000 shares of its Class A common stock at a price of not greater than $19.75 nor less than $17.25 per share. The Company is making this Offer to all holders of the Company’s Class A common stock and wishes to extend this Offer to participants in the Plan.
      You have the right to instruct the Plan’s trustee, Jeffrey H. Smulyan (the “Trustee”), to tender (that is, offer to sell to the Company) some or all of the Class A common stock held in your account in the Plan in accordance with the enclosed documents.
      To exercise this right, you must complete the enclosed Instruction Form and return it to Wachovia Bank, N.A. who is acting as the Depositary for the Offer by 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JUNE 8, 2005, unless the Offer is extended by the Company.
      If your direction to tender is accepted, proceeds from the sale will be deposited into your Plan account and invested in either a certificate of deposit or money market account as determined by the Trustee.
Your Tender Decision
      The decision whether to tender some or all of your shares is yours, and none of the Trustee, the Company’s Benefits Committee, the Company’s Board of Directors or the Company is recommending that you instruct the Trustee to tender or refrain from tendering your shares. In making your decision, you should consider your personal investment and retirement goals and whether the total return on your Plan investments is likely to be greater by retaining your shares or by tendering shares and reinvesting the sale proceeds (if the tender is accepted) in a certificate of deposit or money market account as selected by the Trustee. On one hand, by selling a portion of your shares, you may give up some value if the Company’s stock appreciates faster than the money market account or certificate of deposit into which the tender proceeds will be invested. On the other hand, the Offer provides you with an opportunity to diversify your holdings in the Company’s stock at a price potentially above the current trading price.

Affix label with participant’s name, address, and account number

Important Documents Enclosed
      Enclosed are Offer documents and an Instruction Form that require your immediate attention. The “Letter To Participants in the Emmis Operating Company Profit Sharing Plan” summarizes the Offer, your rights under the Profit Sharing Plan and the procedures for directing the Trustee through the completion of the Instruction Form to tender in the Offer. You should also review the more detailed explanation of the transaction provided in the other tender offer materials enclosed with this letter, including the Offer to Purchase and the related Letter of Transmittal. It is important that you read the enclosed documents carefully before you make a decision whether or not to instruct the Trustee to tender any of your shares.

Important Dates and Times
May 16, 2005	The Company initiates offer to shareholders
5:00 p.m., NYC Time, Wednesday, June 8 2005	Deadline to return your Instruction Form if you wish to instruct the Trustee to tender your shares (unless the Offer is extended)

Midnight, NYC Time, June 13, 2005	The Offer expires (unless the Offer is extended by the Company)
Deadline
      Note: Tendering shares held in your Plan account in the Offer will not cause you to recognize any immediate tax gain or loss, and will not result in any distribution being made to you from the Profit Sharing Plan. Please refer to Item 9 of the enclosed “Letter to Participants in the Emmis Operating Company Profit Sharing Plan” for additional tax information relating to the Offer and your Plan account.
      To direct the Trustee to tender your shares, you must return the enclosed Instruction Form to Wachovia Bank, N.A. (“Wachovia”) so that it is received no later than 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JUNE 8 2005, unless the Offer is extended by the Company. This deadline is necessary for Wachovia, the Trustee and the Benefits Committee to have sufficient time to process your completed Instruction Form before the Offer expires. The Offer itself is scheduled to expire at 12:00 midnight, New York City Time, on Monday, June 13, 2005 unless extended by the Company.
      If you do not wish the Trustee to tender any of the shares in your Plan account, you do not need to take any action. However, unless you complete and return the enclosed Instruction Form, none of the shares held in your Plan account will be tendered.
Confidentiality
      Your tender instructions are strictly confidential and it will not be disclosed whether you tendered any portion of your shares unless required to do so by law or to deliver proceeds to your Plan account. You should feel free to instruct the Trustee to tender or not tender, as you think best.
Questions?
      If you have any questions or comments concerning the procedure for returning your tender offer Instruction Form, please contact the Company’s Human Resources Helpline at 1-866-EMMISHR (1-866-366-4747).

Sincerely,

The Emmis Operating Company Benefits Committee

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Offer to Purchase for Cash
by
EMMIS COMMUNICATIONS CORPORATION
of
Up to 20,250,000 Shares of its Class A Common Stock
at a Purchase Price Not Greater than $19.75
nor less than $17.25 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 13, 2005, UNLESS THE OFFER IS EXTENDED
To Participants in the Emmis Operating Company Profit Sharing Plan:
      Emmis Communications Corporation (the “Company”) has announced an offer to purchase for cash up to 20,250,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its Class A common stock, $0.01 par value per share (the “Shares”), at a price not greater than $19.75 nor less than $17.25 per Share, net to the seller in cash, without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which are enclosed, as amended or supplemented from time to time.
      As a participant in the Emmis Operating Company Profit Sharing Plan (the “Plan”), your Plan account is invested in Shares. In accordance with this Offer, you may instruct the Plan’s trustee, Jeffrey H. Smulyan (the “Trustee”), to tender (in other words, offer to sell to the Company) some or all of the Shares held in your Plan account.
      You may determine the number of Shares in your Plan account by consulting the Instruction Form attached to this letter or by contacting the Company’s Human Resources Helpline at 1-866-EMMISHR (1-866-366-4747).
      If you would like to direct the tender of some or all of the Shares in your Plan account in response to the Offer, you must complete the Instruction Form included with this document and return it to Wachovia Bank, N.A. (“Wachovia”) who is acting as the Depositary for the Offer, at the address or fax number provided below so that it is received no later than 5:00 p.m., New York City time, on Wednesday, June 8, 2005, unless the Offer is extended by the Company.
      The Offer. The Company is conducting the Offer through a procedure called a “modified Dutch Auction.” The Company will select the lowest purchase price (the “Purchase Price”) that is produced by the tender offer process (within the range of share prices specified above) that will allow it to purchase 20,250,000 Shares, or such lesser number of Shares as are properly tendered and not properly withdrawn pursuant to the Offer. This procedure allows shareholders to select the price (in multiples of $0.25) within a price range ($17.25 to $19.75 per Share) at which they are willing to sell Shares. The Company will select the lowest purchase price that will allow it to buy 20,250,000 Shares or, if a lesser number of Shares are properly tendered, all Shares that are properly tendered and not withdrawn. Shares the Company purchases in the Offer will be at the same price, even if a shareholder has selected a lower price, but the Company will not purchase any Shares above the Purchase Price it determines. Accordingly, all Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, subject to the conditions of the Offer and the “odd lot,” proration and conditional tender provisions described in the Offer to Purchase. The Company reserves the right, in its sole discretion, to purchase more than 20,250,000 Shares pursuant to the Offer, subject to compliance with applicable law.
      Providing Tender Instructions. In order to instruct the Trustee to tender any portion of the Shares held in your Plan account, you must return the enclosed Instruction Form to Wachovia at the address or fax number provided so that it is received no later than 5:00 p.m., New York City time, on Wednesday, June 8, 2005. Wachovia will tabulate all Instruction Forms received for the Plan participants. All participant instructions timely received by Wachovia will be communicated to the Trustee. The Trustee will combine and submit one or more Letters of Transmittal as necessary, on behalf of all Plan participants who instructed the Trustee to tender all or a portion of the Shares held in their Plan accounts at the prices selected by the Plan participants.

      If you do not wish the Trustee to tender any of the Shares held in your Plan account, you do not need to take any action. However, unless you direct the Trustee on the enclosed Instruction Form, none of your Shares in the Plan will be tendered.
      Because the terms and conditions of the Letter of Transmittal will govern the tender of Shares held in accounts under the Plan, you should read the Letter of Transmittal carefully. The Letter of Transmittal, however, is furnished to you for your information only and cannot be used by you to tender Shares that are held in your Plan account. You must use the attached Instruction Form to properly tender Shares that are held in your Plan account. If you hold Shares outside of the Plan, you will receive a separate mailing with respect to your right to tender any or all of those Shares and you must comply with the instructions in that mailing if you wish to tender any or all of those Shares. Similarly, if you have an account in either of the Emmis Operating Company 401(k) Plans which holds Shares, you will receive a separate mailing with respect to your right to instruct the Trustee of those plans to tender any or all of those Shares. You should also read the Offer to Purchase carefully before making any decision regarding the Offer.
      Please note the following:

1. If Wachovia has not received your Instruction Form at least three business days before the expiration of the Offer, your instruction will not be honored. The Offer will expire at 12:00 Midnight, New York City time, on Monday, June 13, 2005, unless the expiration date of the Offer is extended. Consequently, to allow time for processing, your Instruction Form must be received by Wachovia no later than 5:00 p.m., New York City time, on Wednesday, June 8, 2005, unless the Offer is extended by the Company.

2. If you want to direct the Trustee to tender Shares from your Plan account, you must specify on the Instruction Form what percentage of the Shares held in your Plan account you wish to direct the Trustee to tender and at what price between $17.25 and $19.75 (in $0.25 increments) you want the Trustee to tender such Shares. If you want the Trustee to tender Shares at more than one price, you must complete a separate Instruction Form for each price at which Shares are to be tendered. If you do not wish the Trustee to tender any Shares held in your Plan account, you do not need to take any action. However, unless you direct the Trustee on the enclosed Instruction Form, none of the Shares held in your Plan account will be tendered.

3. Shares held in your Plan account may be tendered at prices not greater than $19.75 nor less than $17.25 per Share. However, the Plan is prohibited by law from selling Shares to the Company for a price that is less than the prevailing market price of the Company’s Class A common stock. Accordingly, if you elect to tender Shares at a price that is lower than the closing price of the Company’s common stock on the date the Offer expires, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the Company’s Class A common stock on the Nasdaq National Market System on the date the Offer expires. This could result in the selected percentage of your Shares not being purchased in the Offer. If the closing price of the Company’s Class A common stock on the date the Offer expires is greater than the maximum price available in the Offer, none of the Shares in the Plan will be tendered and your tender instructions will be deemed to have been withdrawn.

4. The Offer is for up to 20,250,000 Shares, constituting approximately 39% of the outstanding Shares of the Company as of May 6, 2005. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions described in the Offer to Purchase.

5. The Company’s Board of Directors has approved the making of the Offer. However, none of the Company, the Company’s Board of Directors, the Trustee or the Benefits Committee is making any recommendation whether you should instruct the Trustee to tender or refrain from tendering the Shares in your Plan account or at what purchase price you should instruct the Trustee to tender your Shares. You must make your own decision as to whether to instruct the Trustee to tender your Shares and, if so, how many Shares to tender and the price or prices at which the Trustee will tender them. The Company’s directors and executive officers have informed the Company that they do not intend to tender their own Shares pursuant to the Offer.

6. Participants will not be obligated to pay any brokerage fees or commissions or solicitation fees in connection with the tender of Shares held in their Plan accounts. Participants will not be obligated to pay any stock transfer taxes on the transfer of Shares held in their Plan accounts pursuant to the Offer.

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7. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. Consequently, if you instruct the Trustee to tender the Shares held in your Plan account, and you subsequently decide to change or withdraw your instructions, you may do so by submitting a new Instruction Form. However, the new Instruction Form will be effective only if it is received by Wachovia, on or before 5:00 p.m., New York City time, on Wednesday, June 8, 2005, three business days before the expiration of the Offer, unless the Offer is extended. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, June 13, 2005. Upon receipt of a timely submitted, new Instruction Form, your previous Instruction Form to tender Shares will be deemed canceled.

8. If you instruct the Trustee to tender Shares in your Plan account and such Shares are accepted, the cash tender proceeds will be deposited into your Plan account and invested in a certificate of deposit or money market account as determined by the Trustee. The Trustee and Benefits Committee are currently considering whether and how to allow for other types of investments in the Plan. No definitive decisions have been reached about future investment alternatives, if any, to be made available in the Plan.

9. While you will not recognize any immediate tax gain or loss as a result of the Offer or the sale of Shares in the Offer, the tax treatment of future withdrawals by you or distributions to you from the Plan may be adversely affected by a tender and sale of Shares within the Plan. Specifically, under current federal income tax rules, the entire value of a distribution from the Plan is taxable immediately at ordinary income rates, unless rolled over to an individual retirement account or another tax-qualified retirement plan. However, if you receive a lump sum distribution from the Plan which includes Shares that have increased in value from the price at which they were acquired by the Plan, under certain circumstances you may have the option of not paying tax on this increase in value, which is called “net unrealized appreciation,” until you sell those Shares. When the Shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain rather than at ordinary income tax rates, which will apply to all other distributions from the Plan and which may be a higher rate for certain participants. If Shares credited to your individual Plan account are purchased by the Company in the Offer, you will no longer be able to take advantage of this tax benefit with respect to the Shares purchased by the Company in the Offer. You can find additional tax information relating to the Offer in the Offer to Purchase. You are further advised to consult with your tax advisor concerning your decision to participate in the Offer.
If you wish the Trustee to tender the Shares in your Plan account, complete the Instruction Form and return it to Wachovia before 5:00 p.m., New York City time on Wednesday, June 8, 2005, at one of the addresses or the fax number listed below:

By Mail: Wachovia Bank, N.A. Securities Processing Center PO Box 859208 Braintree, MA 02185-9208 (800) 829-8432	By Overnight Delivery: Wachovia Bank, N.A. Securities Processing Center 161 Bay State Drive Braintree, MA 02184 (800) 829-8432	By Hand: Wachovia Bank, N.A. Securities Processing Center 161 Bay State Drive Braintree, MA 02184 (800) 829-8432

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INSTRUCTION FORM
STEP 1
Indicate a percentage (from 1% to 100% in whole percentages):

I wish to instruct the Trustee to tender % of the Shares held in my Plan account.
STEP 2
Check one Option below. If you choose Option A, you must also check a box to indicate your tender price.

☐Option A*	☐Option B*

By checking ONE of the following boxes below INSTEAD OF OPTION B you hereby tender shares of Class A common stock held in the Plan at the price checked. This action could result in none of the shares of Class A common stock being purchased if the purchase price determined by the Company for the shares of Class A common stock is less than the price checked below. IF YOU DESIRE TO TENDER SHARES OF CLASS A COMMON STOCK AT MORE THAN ONE PRICE, YOU MUST COMPLETE A SEPARATE INSTRUCTION FORM FOR EACH PRICE AT WHICH SHARES OF CLASS A COMMON STOCK ARE TENDERED. The same shares of Class A common stock cannot be tendered, unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase, at more than one price.
PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
☐ $17.25   ☐ $18.75
☐ $17.50   ☐ $19.00
☐ $17.75   ☐ $19.25
☐ $18.00   ☐ $19.50
☐ $18.25   ☐ $19.75
☐ $18.50
  Check this Option if you want to maximize the chance of having the Company accept for purchase all of the percentage of your Shares shown in Step 1(subject to the possibility of proration). Accordingly, by checking this box, you are tendering the percentage of your Shares shown in Step 1 and are willing to accept the purchase price determined by the Company in accordance with the terms of the Offer. You understand that this action could result in receiving a price per Share as low as $17.25.

*	Please note that the Plan is prohibited from selling shares of Class A common stock to the Company for a price that is less than the prevailing market price of the Company’s Class A common stock. Accordingly, if you elect to tender shares at a price that is lower than the closing price of the Company’s Class A common stock on the date the Offer expires, the tender price you elect will be deemed to have been increased to the closest tender price that is not less than the closing price of the Company’s common stock on the Nasdaq National Market System on the date the Offer expires. This could result in the selected percentage of your Shares not being purchased in the Offer. If the closing price of the Company’s common stock on the date the Offer expires is greater than the maximum price available in the Offer, none of the Shares will be tendered and your tender will be deemed to have been withdrawn.
STEP 3
Sign this form and provide the following information.

Participant Signature	Date

Social Security Number	Daytime Telephone

     The method of delivery of this document is at the option and risk of the tendering participant. In all cases, sufficient time should be allowed to assure delivery.

Affix label with
participant’s name, address, account
number and share number.

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